Exhibit 19.0

Securities Trading Policy

1.	Introduction

Universal Biosensors, Inc. (UBI or Company) is a Delaware incorporated company whose shares of common stock (Shares) traded in the forms of CHESS Depositary Interests (CDIs) are quoted on Australian Securities Exchange (ASX).

For the purposes of this policy, “UBI Securities” include:

•	Shares, CDIs and any other securities (including preferred stock, hybrid securities and debt securities);
•	performance rights and options;
•	any derivatives (including warrants and contracts for difference); and
•	any other financial products that are able to be traded on a financial market.

This policy aims: (i) to assist directors, officers and senior managers of the Company and its controlled entities and any other personnel designated by the Company Secretary from time to time (Designated Personnel) and certain of their associates to comply with their personal legal obligations; and (ii) to the extent possible, reduce the prospect of reputational damage that may be caused if any of its Designated Personnel and certain of their associates engage in dealings which may be perceived to be inappropriate.

Notwithstanding this procedures set out in this policy, it remains the responsibility of any person covered by this policy to ensure that they are in compliance with all securities laws applicable to them, including determining if they are in possession of “Inside Information” and whether they are able to trade.

2.	What is “Insider Trading” and “Inside Information”?

Given that most of the UBI Employees including Designated Personnel are domiciled in Australia and UBI Securities are traded on ASX, the following focuses on Australian securities law. Comparable securities laws of other jurisdictions may also be applicable. This section does not purport to be a comprehensive explanation of the laws relating to insider trading and should not be regarded a substitute for obtaining legal advice. It is intended to give you a summary of the key principles only.

2.1	The Corporations Act contains three distinct, but related, offences of insider trading. The offences prevent a person in possession of “Inside Information” from:
(a)	trading in the relevant securities;
(b)	procuring another person to trade in the relevant securities; or
(c)	directly or indirectly communicating the Inside Information to another person who is likely to trade in the relevant securities or procure someone else to trade in the relevant securities.
2.2	The terms “trading” or “dealing” for the purposes of this policy mean applying for, acquiring or disposing of securities or entering into an agreement to acquire or dispose of relevant securities.
2.3	“Inside information” is regarded as being information:
(a)	that is not generally available; and
(b)	if generally available, a reasonable person would expect that the information to have a material effect on the price or value of relevant securities.
2.4	In relation to the Company, Inside Information could relate to actions or proposed actions of the Group or external influences.
(a)	Some examples of internal matters include:
(1)	a transaction that will lead to a significant change in the nature or scale of the Group's activities;
(2)	a material acquisition or disposal by the Group;
(3)	the granting or withdrawal of a material licence required by the Group;
(4)	the entry into, variation or termination of a material agreement;
(5)	becoming a plaintiff or defendant in a material law suit;
(6)	the fact that the Group 's earnings will be materially different from market expectations;
(7)	the appointment of a liquidator, administrator or receiver;
(8)	the commission of an event of default under, or other event entitling a financier to terminate, a material financing facility;
(9)	under subscriptions or over subscriptions to an issue of securities; and
(10)	giving or receiving a notice of intention to make a takeover.
(b)	Some examples of external matters include:
(1)	any rating applied by a rating agency to the Company or UBI Securities and any change to such a rating;
(2)	proposed acquisitions or disposals of UBI's Securities (including a takeover or scheme of arrangement); and
(3)	changes to the competitive environment in which the Group operates.
2.5

From time to time, UBI Employees including Designated Personnel may gain Inside Information of the securities of another company because of their involvement with the Group. The insider trading prohibitions apply equally to that information.

3.	People to whom this policy applies

3.1	This policy applies to all Designated Personnel and the following persons that are associated with such Designated Personnel (Associates):
(a)	a spouse;
(b)

immediate dependent family members (under the age of 18) and others living in their household or any other family member who may be expected to be influenced by the Designated Personnel or influence the relevant Designated Personnel; and

(c)

a company, trust or entity which the Designated Personnel or any of the Associates listed above controls, unless appropriate arrangements are in place within that company, trust or entity to ensure that the Designated Personnel or any of the Associates listed above: (i) take no part in the decision by that body to trade securities in the Company; and (ii) do not induce or encourage that body to trade securities in the Company.

4.	General Policy

4.1

UBI Employees including Designated Personnel and their Associates must at all times abide by the rules and regulations governing the trading in UBI Securities including, without limitation, applicable securities laws and this policy.

4.2

UBI Securities should not be traded by UBI Employees including Designated Personnel and their Associates, if they know or become aware of any “Inside Information” unless an express exception under applicable securities laws and this policy applies.

4.3	UBI Employees including Designated Personnel and their Associates with Inside Information must not at any time procure another person to trade, UBI Securities.
4.4

UBI Employees including Designated Personnel and their Associates with Inside Information, must not at any time, directly or indirectly, communicate any Inside Information or cause the information to be communicated if the person knows or ought reasonably to know that the other person would be likely to trade UBI Securities or procure another person to trade UBI Securities. Disclosure of any Inside Information should only be made on a confidential and need-to-know basis.

5.	Trading Embargoes

5.1

UBI Employees including Designated Personnel and their Associates may not trade in UBI Securities during period referred to in this policy as a “Trading Embargo” (sometimes known as “blackout periods”).

5.2	Trading Embargoes may be imposed by the Company Secretary or Chief Financial Officer at any time on behalf of the Board of Directors or as required by law.
5.3	Fixed Trading Embargoes are in place for the following periods each year:
(a)	from 1 January until the trading day after release to the market of the full year (or preliminary full year) financial report for the year ended 31 December;
(b)	from 1 April until the trading day after release to the market of the first quarter financial report to 31 March;
(c)	from 1 July until the trading day after release to the market of the half year (or preliminary half year) financial report to 30 June;
(d)	from 1 October until the trading day after release to the market of the third quarter financial report to 30 September; and
(e)	other fixed periods as may be designated as Trading Embargoes by the Company Secretary or Chief Financial Officer.

6.	Trading Windows

6.1

UBI Employees including Designated Personnel and their Associates are permitted to trade in UBI Securities during an approved period of time, referred to in this policy as a “Trading Window”, provided they are not in possession of Inside Information and are otherwise in compliance with applicable securities laws and obtain clearance prior to trading.

6.2	Unless otherwise advised, approved Trading Windows commence the trading day after:
(a)	release to the market of any of the quarterly report, half-year financial report or full-year financial or annual report to shareholders;
(b)	the annual general meeting;
(c)	the open of the offer period for an offer of UBI Securities made pursuant to a prospectus, product disclosure statement, cleansing notice or other disclosure document under foreign securities law.
6.3

Approved Trading Windows terminate upon the commencement of a Trading Embargo, except in the case of an offer of UBI Securities where the Trading Window terminates at the close of the offer period under that offer.

6.4

Even if an approved Trading Window is open, UBI Employees and Designated Personnel and their Associates are prohibited from short selling, short-term trading or entering into hedging transactions (whether through the use of derivatives or otherwise) which limit the economic risk of holding or trading in UBI Securities, unless an Exception (refer below) applies or such arrangements are approved by the Company Secretary or Chief Financial Officer on behalf of the Board of Directors or as required by law before they are entered into.

7.	Notification

7.1

Prior to trading in UBI Securities, all UBI Employees and Designated Personnel must (and must procure that their Associates) carefully consider whether they possess (or are deemed to possess) any Inside Information.

7.2	All Designated Personnel must (and must procure that their Associates), prior to trading notify the Company Secretary or Chief Financial Officer.
7.3

Each director, officer and senior manager must immediately advise the Company Secretary and/or Chief Financial Officer after they (or any of their Associates) have traded any UBI Securities to enable the Company satisfy its reporting obligations.

8.	Exceptions

8.1	This general prohibition on trading (and, except as expressly noted, the requirement for Trading clearances) does not apply in the following circumstances:
(a)	a dealing which results in no change to the beneficial ownership of the relevant UBI Securities (provided prior notification is given);
(b)

an indirect and incidental dealing which occurs as a consequence of a Designated Personnel or their Associates dealing in securities issued by a managed investment scheme, listed investment company, exchange traded fund or similar investment vehicle that is managed by a third party and that happens to hold as part of its portfolio UBI Securities (or any dealings by any such managed investment scheme, listed investment company, exchange traded fund or similar investment vehicle);

(c)

a dealing in UBI Securities by or on behalf of a trust of which a person is a trustee (but not sole trustee), provided that the relevant person is not a beneficiary of the trust and the decision to deal was taken by the other trustees of the trust or by investment managers independently of the relevant person;

(d)	a dealing under a dividend reinvestment plan where the Designated Personnel has given a standing instruction to reinvest dividends;
(e)

a dealing from the issue of shares, the grant of employee options or the exercise of employee options granted under an equity-based compensation plan (and the subsequent acquisition of UBI Securities);

(f)	a dealing which is or results from the acceptance of:
(1)	any takeover offer, scheme of arrangement or equal access buyback; or
(2)

any offer or invitation made to all or most of the holders of the relevant entity’s securities, where the offer and any related scheme or plan (including the structure and timing) have been approved by the relevant entity’s board of directors, for example, a rights issue; or

(g)

a dealing that is the result of a secured lender exercising its rights, for example under a Margin Lending Arrangement (provided that this policy was complied with (where it was required to be complied with) in relation to entry into the relevant secured lending arrangement).

8.2

Designated Personnel and their Associates are reminded that an exempt dealing may still breach the legal prohibitions under applicable law if it is undertaken whilst in possession of Inside Information.

8.3

Designated Personnel or their Associates who have an unreasonable financial impost or who are in other exceptional circumstances (for example, a court order in a bona fide family settlement) may apply in writing to the Company Secretary or Chief Financial Officer, who will refer the matter to the Board or a subcommittee of the Board, to be exempted from the prohibition on trading during a Trading Embargo or otherwise outside of a Trading Window. The application must include all relevant information and confirmation that the person is not in possession of any Inside Information and that to the best of their knowledge and belief they are in compliance with this policy and the law. The Board will consider the applications on a case by case basis having regard to all applicable circumstances. An exception will not be granted if the relevant person is in possession of Inside Information under any circumstances.

9.	Other Companies

From time to time, UBI Employees including Designated Personnel may gain Inside Information of another company because of their involvement with the Group. The Insider Trading provisions of applicable law apply equally to that information.

10.	Compliance with Securities Trading Policy

10.1

Should a UBI Employee including Designated Personnel be in any doubt as to whether they possess material, non public, market sensitive information, they must not trade without first discussing the situation with the Company Secretary or Chief Financial Officer.

10.2

Criminal penalties for breach of the Insider Trading prohibitions are severe and can include substantial fines and imprisonment. Civil liability also attaches to breaches of the relevant provisions. Failure to comply with this policy may constitute serious misconduct and may be considered grounds for termination of appointment as a director, officer, employee or contractor (as the case may be).

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